Exhibit 99.54

CONFIDENTIAL

AMENDMENT TO TICKETING SERVICES AGREEMENT

SUNSET AMPHITHEATER

This Amendment to the Ticketing Services Agreement (the “Amendment”) is entered into as of March 29, 2024 (the “Effective Date”), by and among AXS Group LLC (“AXS”), a Delaware limited liability company, and Notes Live, Inc., a Colorado corporation (“Client”), with reference to the following facts:

WHEREAS, AXS and Client, entered into that certain Ticketing Services Agreement effective June 8, 2023 (the “Agreement”) whereby Client granted AXS the sole and exclusive right to act as agent for Client to sell Tickets to the public with respect to the Event and AXS agreed to provide certain systems and services to Client, all upon the terms and conditions set forth in the Agreement;

WHEREAS, Client has advised AXS and AXS hereby acknowledges that pursuant to the terms of that certain exclusive management agreement (the “AEGP Management Agreement”, and previously referred to as to as the “AEG Booking Agreement”), between Client and AEG Presents Rocky Mountains, LLC (“AEGP”), that AEGP shall be managing the venue currently known as the Sunset Amphitheater (the “Managed Venue”), and Client desires and hereby authorizes AXS and AXS hereby agrees, to modify the Agreement to provide for certain rights conferred on and certain obligations assumed by AEGP, with respect to sales of Tickets to Events at the Managed Venue, and WHEREAS, all modifications set forth in this Amendment shall relate to the Managed Venue only, all in accordance with the terms and conditions set forth below, and for avoidance of doubt, any reference to “amended”, “deleted” and/or “replaced” terms or provisions, shall serve to modify such terms or provisions only in relation to the Managed Venue and shall not serve to modify such terms or provisions in the Agreement, in relation to any other Client Venues (including the Boot Barn Venues), which shall remain in full force and effect throughout the Term. Capitalized terms used herein but not defined herein shall have the meaning ascribed to such terms in the Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and solely with respect to the Managed Venue, the parties hereby agree as follows:

1. Accounting Procedures and Settlement of Funds. The third sentence of Section 5(a), is hereby amended as follows:

“Payment Administration Fees compensate AXS for merchant bank fees, gateway fees, and any other fee associated with the merchant accounts or processing of payments by AXS for transactions relative to Client’s Events pursuant to this Agreement, including the costs of disputing chargebacks and assuming the risk of loss on chargebacks for sales via the AXS merchant account, and shall be deducted prior to AXS remitting payments of the amounts otherwise owed to Client and paid to AEGP hereunder (each, a “Settlement Payment”).

2. Sections 5(a)(i)-(ii) of the Agreement shall be deleted in their entirety and replaced as follows:

(i) Sales Made on Client’s Merchant Accounts. With respect to sales of Tickets to Events at the Managed Venue via Client-controlled and/or AEGP controlled channels (such as the Managed Venue box office, back office or any other Client-controlled and/or AEGP controlled channels sales channel), Client hereby authorizes AEGP to: (i) utilize its own merchant account for such sales and (ii) AEGP agrees that it shall be solely responsible for all payment processing costs, credit card fees chargebacks, and funding and processing all refunds relative to such sales.

(ii) Schedule of Settlement Payments. Subject to the existence of the AEGP Management Agreement and the terms set forth in Section 17 below, Client has directed AXS to remit all payments otherwise owing to Client with respect to sales of Tickets to the Events at the Managed Venue, directly to AEGP. Accordingly, AXS shall make Settlement Payments with respect to primary market ticket sales to AEGP every Thursday to the account designated by AEGP in writing to AXS, with respect to sales which took place during the previous Monday through Sunday, for so long as the AEGP Management Agreement is in place, and has not been terminated. In the event that the AEGP Management Agreement is no longer in effect at some point during the Term, including any extension thereof, then Settlement Payments shall thereafter be made to the Client with respect to Events at the Managed Venue which took place during the previous Monday through Sunday during such Term, or extension thereof, if any. Client has also directed AXS to remit all payments otherwise owing to Client with respect to secondary market sales for Events at the Managed Venue directly to AEGP. AXS shall make Settlement Payments with respect to Net Fees payable to AEGP monthly, on the 10th day following the end of the month in which the resale transaction occurred. AEGP shall separately provide AXS with any information reasonably requested by AXS in order to remit such payments, including bank account details for remitting payments to an account designated by AEGP, which shall include the following information:

Bank Name:

Bank Address:
Account Holder:
Account Number:
Routing Number:

Details about sales and other transaction-based tax responsibility are further described in Section 13 below. For avoidance of doubt, AEGP shall be solely responsible for settlement and payment of any applicable fees due to Client with respect to both primary and secondary sales of Ticket to Events at the Managed Venue, and Client acknowledges and agrees that upon AXS’s remittance of Settlement Payments to AEGP, Client shall look only to AEGP (and not AXS) for settlement and payment of any applicable fees due to Client with respect to sales of Ticket to Events at the Managed Venue.”

3. Section 5(b) of the Agreement shall be deleted in its entirety and replaced as follows:

“(b) Secondary Market Sales - AXS’s Merchant Account. For clarity, AXS uses its own merchant account and payment services providers for processing sales of Tickets by resale sellers to resale buyers and with respect to the Managed Venue, shall share net fee revenues of resale transactions (after deducting the 3% Payment Administration Fee) with AEGP, in the amount(s) set forth in Exhibit A, on a monthly basis. AXS will be responsible for refunding customers entitled to refunds (e.g., for a cancelled Event) who purchased secondary market Event Tickets from a resale seller on the AXS secondary marketplace. In the event that any such refunding involves previously distributed resale proceeds for Tickets originally sold using AEGP’s merchant account or other direct payment to AEGP, AEGP will provide such assistance as reasonably requested by AXS in order to facilitate collection and reversal of funds previously distributed to the resale Ticket sellers.”

4. Section 5(c) of the Agreement shall be deleted in its entirety and replaced as follows:

“(c) Refunds. For cancelled Events at the Managed Venue, or for other reasons in consultation with AEGP (such as postponed or rescheduled Events which provide for a refund window), AXS will process refunds for sales made via AXS’s merchant account on AXS channels, and all fees (with the exception of priority shipping) will be refunded to the consumer along with the Ticket price. AXS will deduct the amounts of such refunds and related chargebacks from the next Settlement Payment that becomes due and payable to AEGP. Notwithstanding anything herein to the contrary, in the event that AXS is not then currently holding sufficient Ticket proceeds otherwise owing to Client and to be paid to AEGP in the next Settlement Payment, to cover such refunds and related chargebacks (or any other amounts owing to AXS pursuant to this Amendment), AXS may at its election (i) offset the deficiency (or amount due, as the case may be) against future Settlement Payments, or (ii) invoice AEGP for the deficiency, which AEGP shall then remit electronically into an account specified by AXS within two (2) business days after receipt of AXS’s invoice. Additionally, AXS may, in its sole discretion, withhold payment of all refunds until it is holding or has received sufficient amounts to cover the refunds. AXS will make such refunds for a period of thirty (30) days after the date upon which AXS is in possession of the required funds with respect to a particular Event. After such thirty (30)-day period, AEGP shall be solely responsible for making all refunds for such Event. With respect to sales of Tickets via Client-controlled and/or AEGP controlled channels (such as the Venue box office, back office or any other Client-controlled and/or AEGP controlled channels), Client or AEGP, respectively will: (i) be solely responsible for all amounts refunded to customers and (ii) will be solely responsible for processing such refunds. For clarity, with respect to sales of Tickets made directly through AEGP’s merchant account, AEGP will be solely responsible for processing refunds of Tickets, e.g., for any cancelled Events or postponed or rescheduled Events where a refund window is in effect.”

5. Section 13 of the Agreement shall be deleted in its entirety and replaced follows:

“13. Sales Tax and Additional Tax-Related Responsibilities.

(a) Collection of Taxes. AXS will collect, along with the proceeds of all Tickets and ancillary items sold on AEGP’s behalf, any applicable taxes, including admission, sales, use, or other transaction-based taxes and other applicable city, county or state taxes (collectively, “Taxes”), owed and due on transactions processed on AEGP’s behalf by AXS pursuant to this Amendment, as detailed on the settlement report. AXS will also collect any and all Taxes due on taxable portions of resale Ticket transactions processed by AXS on behalf of Ticket sellers who use the AXS Resale platform to sell their Tickets to secondary market Ticket buyers, and AXS will therefore be responsible for all tax programming, filing and remittance of sales and other taxes collected to the applicable taxing authorities with respect to such resale Ticket transactions, subject to the provisions of this Section 13.

(b) Remittance of Taxes. The Taxes collected on AEGP’s behalf on primary market Ticket transactions will be included with the Settlement Payment and AEGP shall be solely responsible to remit same to the applicable taxing authority, or, if AXS is required by applicable law to remit such Taxes directly to the taxing authority, then AXS will deduct such Taxes prior to making the Settlement Payment and shall remit them to the taxing authority. The Taxes collected on the secondary market Ticket sellers’ behalf will be disbursed to the Ticket seller for remittance by the Ticket seller, or, where required by law, will be deducted by AXS from secondary market proceeds and remitted by AXS on behalf of the Ticket seller to the taxing authority.

(c) Cooperation with any Audit. In the event that AXS or the revenue collected with respect to any Event or any Ticket transaction with respect to the Managed Venue becomes the subject of an audit, AEGP will fully cooperate with AXS including timely providing AXS with copies of sales tax returns and/or other related documents evidencing such remittance of Taxes by AEGP to the applicable taxing authority and AEGP shall also provide written assurances that it has complied with its legal obligations with regard to the payment and reporting of such Taxes to the applicable taxing authority.

(d) Tax Indemnification. In addition to any other indemnities in this Agreement, each of AXS and AEGP hereby agrees to indemnify and hold the other party harmless from the payment of any Taxes, penalties, attorney’s fees, or interest on the transactions contemplated by this Agreement or reasonably related to any default or alleged default in compliance, by AEGP or AXS, with such tax laws, with respect to each party’s respective responsibilities. This section shall survive the Term or termination of this Agreement for any reason.”

6. Section 14 of the Agreement shall be deleted in its entirety and replaced as follows:

“14. Address for Notices. All notices and other communications required hereunder shall be made in writing and delivered to the following: physical addresses with a corresponding email to the following email addresses:

If notice to AXS:

AXS Group LLC

425 W. 11th Street

Los Angeles, CA 90015

ATTN: Legal Department

Email: legal@axs.com

If notice to Client:

Notes Live, Inc.

1755 Telstar Drive #501

Colorado Springs, CO 80920

ATTN: Robert Mudd, President and COO

Email: bmudd@noteslive.vip

If notice to AEGP:

AEG Presents LLC

425 W. 11th Street, Suite 400

Los Angeles, CA 90015

ATTN: Shawn Trell, General Counsel

Email: notices@aegpresents.com”

7. An additional Section 17 shall be added to the Agreement as follows:

“17. AEGP. Notwithstanding anything to the contrary contained herein, AXS and AEGP acknowledge and agree:

(a) Under the terms of the AEGP Management Agreement, management of the Managed Venue during the term of such agreement, rests exclusively with AEGP, including, but not limited to, the right to stage Events at the Managed Venue. Client has further authorized AEGP to sell, authorize and/or manage the sale of Tickets to the same, including collecting the revenue associated with such Ticket sales, therefore, during the term of the AEGP Management Agreement, all duties and obligations of AXS, with respect to the Managed Venue, including, without limitation, all indemnification obligations owed to Client under the Agreement, shall be owed to AEGP.

(b) During the term of the AEGP Management Agreement, AEGP does hereby assume all the responsibilities and obligations of Client with respect to any and all performance obligations under this Amendment in connection with the Managed Venue, including any and all payment, refund and tax-related obligations, as set forth above. AEGP shall be solely responsible for settlement and payment of any applicable fees due to Client with respect to sales of Ticket to Events at the Managed Venue, and shall indemnify AXS in connection therewith, as well as all attendant indemnification obligations arising under the Agreement with respect to Events at the Managed Venue, which shall be assumed by AEGP, subject to AEGP’S acknowledgement of same as indicated by its signature below.

8. Ratification. In the event a conflict arises between this Amendment and the terms and conditions of the Agreement, the terms and conditions of this Amendment shall control, solely with respect to the Managed Venue. Except as specifically set forth herein to the contrary, all of the terms and conditions of the Agreement, including (but not limited to) all terms with respect to all other Venues (including the Boot Barn Venues), shall remain in full force and effect throughout the Term and are hereby ratified and confirmed by Client and AXS.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the Effective Date set forth above.

NOTES LIVE, INC.

By:	/s/ Robert Mudd
Name:	Robert Mudd
Its:	President and COO

AXS GROUP LLC

By:	/s/ Vito Iaia
Name:	Vito Iaia
Its:	CRO

Acknowledged and agreed as to the terms set forth above.

AEG PRESENTS ROCKY MOUNTAINS, LLC

By:	/s/ Brent Fedrizzi
Name:	Brent Fedrizzi
Its:	Co-President and COO